Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

              INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Dynamic Credit Opportunities Fund was held on June 17, 2011. The Meeting was held for the following purpose:

(1) Elect four Class I Trustees, each by the holders of Common Shares of the Fund, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The  results  of  the  voting  on  the  above  matter  were  as  follows:

                                          Votes
Matter                  Votes For       Withheld
-------------------     ----------      ---------
(1)  David C. Arch      67,401,017      1,938,006
     Howard J Kerr      67,262,912      2,076,111
     Jerry Choate       67,350,602      1,988,421
     Suzanne Woolsey    67,364,799      1,974,224